FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Inside Information dated May 5, 2025

Item 1

5 May 2025 Sale of 49% stake in Santander Bank Polska to Erste Group

2 Important information Non - IFRS and alternative performance measures Banco Santander, S . A . (“Santander”) cautions that this presentation may contain financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 , and other non - IFRS measures . The APMs and non - IFRS measures were calculated with information from Grupo Santander ; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors . We use the APMs and non - IFRS measures when planning, monitoring and evaluating our performance . We consider them to be useful metrics for our management and investors to compare operating performance between accounting periods . Nonetheless, the APMs and non - IFRS measures are supplemental information ; their purpose is not to substitute the IFRS measures . Furthermore, companies in our industry and others may calculate or use APMs and non - IFRS measures differently, thus making them less useful for comparison purposes . APMs using environmental, social and governance labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR . For more details on APMs and non - IFRS measures, please see the 2024 Annual Report on Form 20 - F filed with the U . S . Securities and Exchange Commission (the SEC) on 28 February 2025 ( https : //www . santander . com/content/dam/santander - com/en/documentos/informacion - sobre - resultados - semestrales - y - anuales - suministrada - a - la - sec/ 2025 /sec - 2024 - annual - 20 - f - 2024 - en . pdf ), as well as the section “Alternative performance measures” of Banco Santander, S . A . (Santander) Q 1 2025 Financial Report, published on 30 April 2025 ( https : //www . santander . com/en/shareholders - and - investors/financial - and - economic - information#quarterly - results ) . Sustainability information This presentation may contain, in addition to financial information, sustainability - related information, including environmental, social and governance - related metrics, statements, goals, targets, commitments and opinions . Sustainability information is not audited nor, save as expressly indicated under section ‘Auditors’ reviews’ of the 2024 Annual Financial Report, reviewed by an external auditor . Sustainability information is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which may materially differ from those applicable to financial information and are in many cases emerging and evolving . Sustainability information is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties . Sustainability information is thus subject to significant measurement uncertainties, may not be comparable to sustainability information of other companies or over time or across periods and its use is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards . The sustainability information is for informational purposes only, without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law . Forward - looking statements Santander hereby warns that this presentation may contain 'forward - looking statements', as defined by the US Private Securities Litigation Reform Act of 1995 . Such statements can be understood through words and expressions like 'expect', 'project', 'anticipate', 'should', 'intend', 'probability', 'risk', 'VaR', 'RoRAC', 'RoRWA', 'TNAV', 'target', 'goal', 'objective', 'estimate', 'future', 'ambition', 'aspiration', 'commitment', 'commit', 'focus', 'pledge' and similar expressions . They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI . However, risks, uncertainties and other important factors may lead to developments and results that differ materially from those anticipated, expected, projected or assumed in forward - looking statements . The important factors below (and others mentioned in this presentation), as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward - looking statements anticipate, expect, project or assume : • general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the wars in Ukraine and the Middle East or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments; • climate - related conditions, regulations, targets and weather events;

Important information • exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices); • potential losses from early loan repayment, collateral depreciation or counterparty risk; • political instability in Spain, the UK, other European countries, Latin America and the US; • legislative, regulatory or tax changes (including regulatory capital and liquidity requirements), especially in view of the UK's exit from the European Union and greater regulation prompted by financial crises; • acquisition integration and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters; • uncertainty over the scope of actions that may be required by us, governments and other to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations; • our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and • changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries. Forward looking statements are based on current expectations and future estimates about Santander’s and third - parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future ; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third - parties’ businesses related thereto ; Santander’s and third - parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions ; changes in operations or investments under existing or future environmental laws and regulations ; and changes in government regulations and regulatory requirements, including those related to climate - related initiatives . Forward - looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation and are informed by the knowledge, information and views available on such date and are subject to change without notice . Banco Santander is not required to update or revise any forward - looking statements, regardless of new information, future events or otherwise, except as required by applicable law . Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or earnings (including earnings per share) will necessarily be the same or higher than in a previous period . Nothing mentioned in this presentation should be taken as a profit and loss forecast . Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities . Third Party Information In particular, regarding the data provided by third parties, neither Santander, nor any of its directors, managers or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected . Moreover, in reproducing these contents in by any means, Santander may introduce any changes it deems suitable, and may omit, partially or completely, any of the elements of this presentation, and in case of any deviation, Santander assumes no liability for any discrepancy . 3

4 Sale of c.49% of Santander Bank Polska ▪ All - cash transaction at 584 zlotys per Santander Bank Polska share for a total consideration of approximately €6.8 billion ▪ 2.2x Q1 2025 TBV adjusted for the 2024 dividend, and 11x 2024 earnings ▪ Premium of 7.5% versus the closing price on 2 May 2025 adjusted for the 2024 dividend and 14% versus the 6M VWAP ▪ Following the transaction, Santander will own a stake in Santander Bank Polska (1) Strategic cooperation ▪ Santander and Erste to establish a strategic cooperation that will allow Erste to leverage Santander’s Corporate & Investment Banking (CIB) and Payments platforms Sale of 50% of Asset Management Poland ▪ All - cash transaction for a total consideration for 50% of approximately €0.2 billion Total value ▪ Total value to Santander of €8.9 billion – Total cash proceeds of €7.0 billion – Value of 13% stake in Santander Bank Polska of €1.9 billion (2) Use of proceeds ▪ Deliver EPS accretion by 2027/2028 by redeploying the capital through a combination of incremental organic growth, share buybacks and bolt - on M&A ▪ Intention to distribute 50% of the capital released from this disposal to accelerate the delivery of our €10 billion share buyback target for 2025 - 26 upon completion in early 2026 (equivalent to c.€3.2 billion of share buybacks) ▪ Potential to exceed previously announced share buyback target for 2025 - 26 subject to regulatory approval, based on (1) Santander to retain a stake in Santander Bank Polska (in principle, without commitment to Erste Group) (2) Based on Santander Bank Polska’s share price of PLN 590 as of 02 May 2025 (3) Therefore, Consumer Bank Poland will not be part of the perimeter of the Transaction with Erste Group Acquisition of 60% of Consumer Bank Poland (3) ▪ Intention to acquire 60% of the Polish consumer finance business currently owned by Santander Bank Polska ▪ Commitment to invest in Poland and expand Consumer Finance Poland ▪ Around the end of 2025, subject to customary conditions, including regulatory approvals Expected closing Transaction with Erste Group our capital hierarchy Transaction with Santander Bank Polska Sale of 49% stake in Santander Bank Polska to Erste Group

Confidential

Track record of value creation in Poland

- **2011** – Entered in 2011 through a majority stake acquisition in **Bank Zachodni WBK**
- **2013** – Merger of Bank Zachodni WBK and **KBC's Polish banking arm Kredyt Bank**
- **2014** – BZ WBK acquired 60% of Santander Consumer Bank from Santander Consumer Finance
- **2018** – Acquisition of **Deutsche Bank Polska's Retail and Private Banking Business**, further enhancing Santander's position as the third largest financial institution in Poland
- **2018** – BZ WBK officially **rebranded** to Santander Bank Polska to align with the global Santander brand
- **2024** – Sale of **5.2% stake** in Santander Bank Polska through an ABB, aiming to increase the free float and liquidity of Santander Bank Polska shares
- **Present** – Today, Santander Bank Polska proudly serves **7.5 million customers**, operating through our 349 national branches

€3.1bn Capital invested

€3bn Dividends received

3x Exit value[(1)] vs initial investment

5x Growth in profits

(1) Net initial investment and excluding dividends received

Santander

5

6 Clear strategic and financial rationale Simplify Santander’s global footprint to increase focus on strategically connected markets 1 Crystalise value at a significant premium to the Group’s valuation 2 Reinvest capital in value accretive opportunities aligned with Santander’s strategic footprint and capital hierarchy – prioritising organic growth, share buybacks and bolt - on acquisitions targeting returns above 20% 3 Deliver higher EPS, returns and growth prospects once capital re - deployment completed 4 Establish a global strategic cooperation with Erste Group in CIB and Payments to connect Erste Group’s CEE footprint with Santander’s international markets 5

Confidential

Significant capital release

CET1 transaction impact

CET1 (1)
December 2025 expected


+c.100bps
13%
40bps
60bps
14%
Pre-transaction CET1
CET1 impact
RWA release
Pro-forma CET1

Net capital gain
c€2bn

TNAV increase
c€4bn

Total CET1 capital released
c€6.4bn

Use of proceeds

- Proceeds to be used in a manner consistent with existing capital hierarchy
- Post-transaction, Santander to temporarily run with a CET1 ratio above its target operating range of 12-13%
  - Santander to prioritise profitable organic growth that creates a compounding effect on earnings, returns, book value and distributions
  - Santander intends to distribute 50% of the capital released from this disposal to accelerate the delivery of our €10bn share buyback target for 2025-26 after completion in early 2026
  - Potential to exceed the previously announced share buyback target, subject to regulatory approval, given the attractiveness of buybacks at current valuation
  - Further bolt-on M&A will need to be complementary to Santander's strategic aims and generate financial returns that surpass those of organic investments or share buybacks

Santander (1) CET1 phased in for 2032

7

8 Impact on Santander’s primary segments Digital Consumer Bank No impact on consolidated P&L Removal of minority interest Corporate & Investment Banking Benefit from strategic cooperation with Erste Group P a ym ents Wealth Management & Insurance Deconsolidation of Santander Bank Polska Asset Management Retail & C omme r ci a l Banking Deconsolidation of Santander Bank Polska Addition of dividend income from retained stake in Santander Bank Polska Simplification: Higher hard currency exposure 80% 87% Net profit contribution from top four currencies (1) 80% Net profit contribution from top two regions (2) (1) EUR, GBP, BRL and MEX (2) DCB Europe and US

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	May 5, 2025	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance